

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2013

<u>Via- Email</u>
Steven J. Mento, Ph.D.
President and Chief Executive Officer
Conatus Pharmaceuticals Inc.
4365 Executive Dr., Suite 200
San Diego, CA 92121

> **Re: Conatus Pharmaceuticals Inc.**
> **Registration Statement on Form S-1**
> **Filed June 14, 2013**
> **File No. 333-189305**

Dear Dr. Mento:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please note that we have not completed our examination of your correspondence provided on June 25, 2013. We may have further comments upon examination of this correspondence.

2. Please note that when you file a pre-effective amendment containing pricing related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus. Please note that when you file a pre-effective amendment that includes your price range, it must be bone fide. We interpret this to mean that your range may not exceed $2 if you price up to $10 and 20% if you price above $10.

Use of Proceeds, page 38

3. We note your response to our prior comment number 7 and 11. Please amend your disclosure to include an approximate amount of the proceeds you plan to allocate to each of the three trials.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Research and Development Expenses, page 55

4. Please refer to your response to comment 19 and your additional disclosures on page 55. Since research and development expenses are the most significant portion of your results of operations, please expand your disclosures to provide more insight into the nature of the research and development expenses that were incurred during each period presented. For example, please provide a quantitative analysis of changes in employee related expenses, expenses incurred under agreements with contract research organizations and costs associated with regulatory approvals, to the extent material.

Business

Idun Pharma Sublicense Agreement, page 77

5. We note your response to our prior comment number 14. Please amend your disclosure and explain the material obligations you must satisfy in order to prevent Idun Pharma from exercising its right to terminate the Idun Pharma Sublicense Agreement. Additionally, please disclose to what extent you are meeting your obligations under the Idun Pharma Sublicense Agreement.

6. We note that you disclose that Idun Pharma may breach or terminate the underlying license agreement between Idun Pharma and TJU on page 78. Please clarify your dependence on the Idun Pharma Sublicense Agreement, and any material adverse effect due to Idun Pharma terminating the underlying license agreement.

Notes to Consolidated Financial Statements

13. Subsequent Events (unaudited), page F-23

7. Please disclose the conversion rate of the convertible loan and whether there are any potential adjustments.

8. Please tell us and disclose how you intend to account for the 2013 Warrants issued in conjunction with the convertible promissory notes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Vanessa Robertson at (202) 551-3649 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Jones at (202) 551-3786 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Assistant Director

cc: Scott Wolfe
           Cheston Larson
           Matthew Bush
           Latham & Watkins LLP
           12636 High Bluff Dr., Suite 400
           San Diego, CA 92130